Filed by Golub Capital Investment Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Golub Capital Investment Corporation
Commission File No. 814-01128

On August 13, 2019, Golub Capital Investment Corporation (“GCIC” or the “Company” ) held a conference call to discuss GCIC's financial results for the quarter ended June 30, 2019. The conference call contained information regarding the proposed acquisition (the “Merger”) of GCIC by Golub Capital BDC, Inc. (“GBDC”). The following is an excerpt from the transcript of GCIC's conference call discussing the merger.

ROSS TEUNE:
Slides 16 and 17 summarize our distributions declared and paid through the quarter ended June 30, 2019 as well as the timing of the distribution for the July earnings period.  In preparation for the expected closing of GCIC’s proposed merger with GBDC, GCIC’s Board approved the acceleration of the payment date of the previously declared July 2019 monthly distribution from September 27, 2019 to August 28, 2019. In addition, assuming shareholder approval of the merger between GBDC and GCIC, GCIC’s Board intends to declare a final cash distribution for the earnings period between August 2019 and the closing date of the merger, to be paid at or near the closing of the merger.

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GREGORY ROBBINS:
Before I provide an update on where we stand on the Merger, I want to take a moment to reflect on GCIC’s performance to date. When GCIC commenced operations on December 31, 2014, we said our plan was to build a diversified portfolio of first lien, senior secured middle market loans; to deliver attractive returns while ramping the portfolio over 3-4 years; and, once ramped, to evaluate potential options for a liquidity event, including a possible merger with GBDC. We believe we have executed on this plan successfully. As of June 30, 2019, the Company had an investment portfolio of over $2.0 billion, consisting primarily of first lien senior secured loans to companies that are, in most cases, sponsored by private equity sponsors. The portfolio is well diversified by obligor and by industry, with over 200 investments and an average position size of less than 0.5%, and with a focus on industry sectors we believe to be resilient. Over the course of the ramp up, the Company has delivered attractive returns to stockholders, with an inception to date internal rate of return, or IRR, of 8.8% based on GCIC’s June 30, 2019 NAV for stockholders taken as a whole. GCIC stockholders may earn an additional return to the extent of the premium to NAV expected to be received in the Merger based on GBDC’s market price at the closing of the Merger. Overall, we are very pleased both by what we have delivered to GCIC stockholders so far and by the prospects of continued success as you become GBDC stockholders.
Now for the update on the Merger. First, where does the merger stand? The process achieved an important milestone on July 12, 2019, when the joint proxy statement of GBDC and GCIC, included within the GBDC registration statement on Form N-14, was declared effective by the SEC. Around July 17, 2019, GBDC and GCIC mailed their joint definitive proxy statement for the proposed merger to stockholders. Votes are currently being collected from stockholders of both companies and are due by the special stockholder meetings of each company, which are both scheduled for September 4, 2019. Subject to stockholder approvals and satisfaction of all other conditions precedent, our current expectation is that the transaction will close in September. As a reminder, the GCIC Board of Directors has unanimously recommended that stockholders vote in favor of the Merger. For stockholders who have not done so already, please vote.
Next, I would like to highlight why we believe the merger with GBDC is compelling for GCIC:

1.
GCIC shareholders would receive 0.865 shares of GBDC per share of GCIC in the proposed transaction. Based on the closing price of GBDC shares on August 9, 2019, the fixed exchange ratio offers GCIC stockholders a 4.6% premium to GCIC’s June 30, 2019 NAV per share.

2.
Because the merger would be approximately 4.5% accretive to GBDC’s NAV per share, based on GBDC’s and GCIC’s financials as of June 30, 2019, the transaction offers the potential for additional value creation assuming GBDC continues to trade at its 3-year average premium to NAV of approximately 16% [for the] past three years ended June 30, 2019.

3.	The combination of GBDC and GCIC would create the 5th largest externally managed, publicly traded BDC by assets based on the fair value of the holdings of each company as of June 30, 2019.

4.	The increased market cap of GBDC following the merger is anticipated to deliver benefits, from improved trading liquidity to broader research analyst coverage.

5.	We expect the portfolio of the combined company to look a lot like standalone GCIC’s.

6.	We expect the combined company to have better access to the securitization market than either company on its own, giving the combined company greater opportunity to optimize its debt capital.

7.	We expect operational synergies from eliminating redundant expenses.

8.	Finally, GBDC’s fee structure is more favorable for GCIC stockholders than GCIC’s current post-liquidity event fee structure as GBDC’s income incentive fee has an 8% annualized hurdle rate.
In short, we believe the combined GBDC/GCIC maintains all the elements that have made GCIC successful and gives it a number of additional advantages. We believe the increased scale of the combined company will deliver a number of benefits, including incremental earnings power to support the GBDC Board’s announced intention to increase GBDC’s quarterly dividend to $0.33 per share after the closing of the merger, provided that GBDC’s Board reserves the right to revisit this intention if market conditions or GBDC’s prospects meaningfully change.
Finally, in addition to the expected direct benefits to GCIC shareholders associated with the proposed merger with GBDC, there is also the continuation of the indirect benefit in the form of access to the competitive advantages of the overall Golub Capital platform. Advantages like:

1.
Scale. I’m not only talking about size-a big balance sheet isn’t enough. I’m talking about a platform with a 25-year operating history in the U.S. middle market, over 450 employees, over 130 investment professionals and over $30 billion of capital under management as of June 30, 2019.

2.	Relationships. Golub Capital has done repeat business with over 180 private equity sponsors. In recent periods, repeat sponsors have accounted for 80% or more of the firm’s origination volume.

3.	Incumbencies. Golub Capital lends to about 250 middle market obligors, and more than 50% of the firm’s origination volume typically comes from repeat borrowers.

4.	Distinctive product. We believe Golub Capital is the market leader in one-stops and can offer buy-and-hold solutions up to $600 million and provide underwrites of up to $1 billion.

5.	Industry expertise. We believe Golub Capital is seen by the markets as expert in our key verticals like software, healthcare and consumer.
Post-merger, we believe the combined company will be better positioned than ever to benefit from the advantages of the Golub Capital platform, and to continue to deliver consistent, premium returns to our shareholders.
Forward-Looking Statements
This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GCIC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GCIC and GBDC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GCIC and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GCIC and a prospectus of GBDC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GCIC AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GCIC, GBDC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GCIC and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GCIC and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GCIC and GBDC stockholders in connection with the Proposals will be contained in the

Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.